UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                                AMREP CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    032159105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Nicholas G. Karabots
                                  P.O. Box 736
                   Ft. Washington, PA 19034   (215) 643-5800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 26, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032159105
-------------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

    Nicholas G. Karabots
-------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A                                     (a) [  ]
    MEMBER OF A GROUP*                                                 (b) [  ]

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      [  ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  1,291,198
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                                 0
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                               1,291,198
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                 0
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

    1,291,198
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  [  ]
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 032159105
-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Glendi Publications, Inc.  59-2235938
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                    (a) [  ]
         MEMBER OF A GROUP*                                            (b) [  ]

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      [  ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                              1,391,180
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                                0
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                           1,391,180
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                  -0-
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,391,180
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  [  ]
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 032159105
-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Kappa Media Group, Inc.   23-3047713
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                    (a) [  ]
     MEMBER OF A GROUP*                                                (b) [  ]

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      [  ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                410,000
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               0
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                             410,000
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                0
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     410,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  [  ]
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032159105
-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     The Karabots Foundation  23-2939856
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                    (a) [  ]
     MEMBER OF A GROUP*                                                (b) [  ]

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      [  ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                580,165
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                                0
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                             580,165
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               0
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     580,165
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  [  ]
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 16 to Schedule 13D ("Amendment No. 16") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Nicholas G. Karabots related to the Common Stock (the "Common Stock"), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the "Corporation"). The Statement has been previously amended by Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to
Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to
Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D initially filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994. In the event that any disclosure contained in this Amendment No. 16 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 16.

Item 2. Identity and Background
------- -----------------------

     Item 2 of the Statement is hereby amended by deleting the first paragraph thereof and substituting the following paragraph:

     This statement is being filed by Nicholas G. Karabots ("Mr. Karabots"), Glendi Publications, Inc., a Delaware corporation ("Glendi"), Kappa Media Group, Inc., a Pennsylvania corporation ("Kappa"), and the Karabots Foundation (the "Foundation"), a Pennsylvania non-profit corporation. Prior to September 6, 1994, Glendi was known as SLC Graphics, Inc.

     Item 2 of the Statement is hereby amended by adding a new paragraph following the fourth paragraph of Item 2 to read as follows:

     The Foundation is a Pennsylvania non-profit corporation, with its principal place of business at P.O. Box 736, Fort Washington, PA 19034. The Foundation is classified as a private foundation pursuant to Sec. 509(a) of the Internal Revenue Code (the "I.R.C."). The Foundation is a tax-exempt organization, and operates for charitable purposes, pursuant to Sec. 501(c)(3) of the I.R.C.


Item 3. Source and Amounts of Funds or Other Consideration.
------- ---------------------------------------------------

     Item 3 of the Statement is hereby amended by adding two new paragraphs following the last paragraph of Item 3 to read as follows:

     On December 31, 2002, Mr. Karabots donated 258,065 shares of Common Stock to the Foundation.

     Mr. Karabots acquired beneficial ownership of 1,500 shares of Common Stock on December 26, 2007; 1,500 shares of Common Stock on December 27, 2007; 7,500 shares of Common Stock on December 28, 2007; 5,000 shares of Common Stock on December 31, 2007; 5,000 shares of Common Stock on January 2, 2008; 27,500 shares of Common Stock on January 4, 2008; 19,500 shares of Common Stock on January 8, 2008; and 13,000 shares of Common Stock on January 9, 2008. Mr. Karabots purchased these shares in the open market using his personal funds.


Item 4. Purpose of the Transaction.
------- ---------------------------

     Item 4 of the Statement is hereby amended and restated in its entirety as follows:

     Mr. Karabots has acquired all of the shares reported on this Statement as an investment through open market purchases and previously reported privately negotiated transactions. Mr. Karabots now beneficially owns approximately, 60.9% of the outstanding Common Stock through direct and indirect holdings. Mr. Karabots believes the Common Stock represents a good investment and, depending on market conditions and other factors, Mr. Karabots' may, individually or with others, seek to acquire additional or all of the remaining shares of Common Stock, through open market purchases, privately negotiated transactions, a negotiated merger or tender offer, or otherwise. Mr. Karabots offers no assurances as to whether or not he will acquire additional, or dispose of, shares of Common Stock.

     As a significant shareholder, Mr. Karabots may suggest business strategies to the Corporation which might include acquisitions, dispositions, sales of other transfers of a material amount of assets of the Corporation or any of its subsidiaries, material changes in capitalization, dividend policies, or the composition of the Board of Directors of the Corporation in the future. Mr. Karabots intends to review his ownership position in the Corporation from time to time and may, depending upon his evaluation of the Corporation's business and prospects, and upon future developments including, but not limited to, the receptiveness of the Board of Directors of the Corporation to his proposals, general economic conditions, and on the results of any negotiations with the Board of Directors of the Corporation, determine to cease buying shares of the Corporation or to increase or decrease his ownership position in the Corporation.

     As of January 7, 2008, the Karabots Foundation had deposited for sale 447,165 shares of Common Stock with a financial services firm pursuant to a plan of disposition adopted in accordance with rule 10b-5-1 of Securities Exchange Act of 1934 and in accordance with Section 4943 of the Internal Revenue Code of 1986 regarding the disposition of excessive business holdings. Further, to date, none of the deposited shares have been sold.

     As a member of the Corporation's board of directors, Mr. Karabots is involved in such capacity in an ongoing basis in discussions amongst the members of the board and with management related to strategic planning, management succession, acquisitions, divestitures and other matters, some of which may be considered to be responsive to this Item 5.

     Other than as disclosed in this Statement or as a member of the board of directors of the Company, none of the persons named in Item 2 above presently has plan or proposal that relates to or might result in:

     o Any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     o    Changes  in  the   Corporation's   charter,   bylaws  or   instruments
          corresponding   thereto  or  other   actions   which  may  impede  the
          acquisition of control of the issuer by any person;

     o Causing a class of securities of the Corporation to be delisted from national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     o A class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     o    Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Company.
------- --------------------------------------

     Item 5 of the Statement is hereby amended by deleting the paragraphs (a) and (b) thereof and substituting therefor the following:

     (a) Mr. Karabots beneficially owns all of the 3,672,543 shares of the Common Stock reported on this Statement, which shares represent approximately 60.9% of the outstanding shares of the Common Stock. (1) Mr. Karabots beneficially owns 1,291,198 of the outstanding shares of the Common Stock directly; 1,391,180 of such shares indirectly through Glendi; 410,000 of such shares indirectly through Kappa, and the remaining 580,165 of such shares indirectly through the Foundation. Mr. Karabots does not have a pecuniary interest in the shares held by the Foundation.


-----------------------------
(1) The percentage of outstanding shares of Common Stock was calculated with reference to the number of shares outstanding as of November 30, 2007, reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2007, stated therein as amounting to 6,027,212.

     (b) Mr. Karabots has sole voting and sole dispositive power as to the following: the 1,291,198 outstanding shares of the Common Stock that he owns directly; the 1,391,180 of such shares of the Common Stock owned indirectly through Glendi; the 410,000 of such shares of the Common Stock owned indirectly through Kappa; and 580,165 shares owned by the Foundation, as reported on this Statement. In addition, 500 of the shares of Common Stock beneficially owned by Mr. Karabots represent options to purchase Common Stock issued under the Corporation's Non-Employee Directors Option Plan which are currently exercisable.

     (c) On December 26, 2007, Mr. Karabots purchased 1,500 shares of Common Stock at a purchase price per share of $29.80. Mr. Karabots purchased 1,500 shares of Common Stock at a purchase price per share of $30.49 on December 27, 2007. Mr. Karabots, on December 28, 2007, purchased 1,500 shares of Common Stock at a purchase price per share of $30.25; 5,000 shares of Common Stock at a purchase price per share of $30.00; and 1,000 shares of Common Stock at a purchase price per share of $30.10. Mr. Karabots purchased 5,000 shares of Common Stock at a purchase price per share of $28.93 on December 31, 2007.

     On January 2, 2008, Mr. Karabots purchased 5,000 shares of Common Stock at a purchase price per share of $30.65. Mr. Karabots, on January 4, 2008, purchased 3,000 shares of Common Stock at a purchase price per share of $29.99; 8,000 shares of Common Stock at a purchase price per share of $29.40; 3,500 shares of Common Stock at a purchase price per share of $30.48; 5,000 shares of Common Stock at a purchase price per share of $29.50; and 8,000 shares of Common Stock at a purchase price per share of $29.80. Mr. Karabots, on January 8, 2008, purchased 5,000 shares of Common Stock at a purchase price per share of $29.05; 3,500 shares of Common Stock at a purchase price per share of $29.10; 2,500 shares of Common Stock at a purchase price per share of $29.2116; 3,500 shares of Common Stock at a purchase price per share of $29.1899; and 5,000 shares of Common Stock at a purchase price per share of $29.35. On January 9, 2008, Mr. Karabots purchased 8,000 shares of Common Stock at a purchase price per share of $28.75; and 5,000 shares of Common Stock at a purchase price per share of $28.55.

     Mr. Karabots made all of these purchases in the open market with his personal funds.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
------- ------------------------------------------------------------------------
        Securities of the Company.
        --------------------------

     There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 16.

Item 7. Material Filed as Exhibits.
------- ---------------------------

     There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 16.

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 11, 2008                     /s/ Nicholas G. Karabots
                                             -----------------------------------
                                             Nicholas G. Karabots


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             GLENDI PUBLICATIONS, INC.

Date:   January 11, 2008                     /s/ Nicholas G. Karabots
                                             -----------------------------------
                                             Nicholas G. Karabots


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             KAPPA MEDIA GROUP,  INC.

Date:   January 11, 2008                     /s/ Nicholas G. Karabots
                                             -----------------------------------
                                             Nicholas G. Karabots




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             THE KARABOTS FOUNDATION

Date:   January 11, 2008                      /s/ Nicholas G. Karabots
                                             -----------------------------------
                                             Nicholas G. Karabots